

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 8, 2009

Mr. Fletcher Jay McCusker
Chairman of the Board and Chief Executive Officer
The Providence Service Corporation
5524 East Fourth Street
Tucson, AZ 85711

> **Re:** **The Providence Service Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Response Letter Dated June 23, 2009**
> **File No. 1-34221**

Dear Mr. McCusker:

We have reviewed your filings and response and have the following comments. In our comments we have asked you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Form 10-Q for the fiscal quarter ended March 31, 2009

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

2. Description of Business and Summary of Critical Accounting Estimates, page 6

New Accounting Pronouncements, page 11

1.   We note in your response to comments 3 and 4 in our letter dated June 17, 2009,
        that the only variables that affect the settlement amount of the conversion in each
        case you describe would be inputs to the fair value of a fixed-for-fixed option on
        equity shares as described in EITF 07-5. Please explain to us in detail how you
        determined the variables associated with events 7) and 8) are inputs to the fair
        value of a fixed-for-fixed option on equity shares pursuant to Step 2 of EITF 07-5.

2.   We note in your response to comments 3 and 4 in our letter dated June 17, 2009,
        that the conversion option is not classified in stockholders' equity, thus you
        believe the conversion option qualifies for the scope exception in paragraph 11(a)
        of SFAS 133 and do not account for it as a derivative. Paragraph 11(a) of SFAS
        133 sets forth that contracts issued or held by an entity that are both (1) indexed to
        its own stock and (2) classified in stockholders' equity in its statement of
        financial position shall not be considered to be derivative instruments. Please tell
        us where the conversion option is classified, if it is not classified in stockholders'
        equity, and explain to us how this meets the scope exception of paragraph 11(a) of
        SFAS 133.

                                    *   *   *   *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services